                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of February, 2015, Pershing LLC acquired control due to ownership of greater than 25% of Chou Income Fund's (the "Fund") outstanding shares. Pershing LLC. owned 64.9% of the Fund and thus controlled the Fund as of that date.